Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Good for Texas: A Stronger Electric Grid, Improved Reliability, Lower Energy Costs.

Entergy Texas, Inc. proposes to separate its transmission business and merge it with a subsidiary of ITC Holdings Corp. The transaction is designed to secure a stronger grid, increase reliability and lower energy costs. Here’s how.

Separate Transmission is Stronger Transmission

Transmission is the backbone of east Texas’ electrical delivery system. Separating Entergy’s existing transmission business from its generation and distribution assets and business, and placing it under ITC operation and ownership, will yield a hardened, more reliable, more efficient grid. That’s not idle speculation; that’s an assurance—ITC has committed to reaching certain performance targets by specific milestones. ITC has a track record of investment in the grid, and of improving the grid’s performance. A better grid benefits Texas customers with fewer and shorter outages, reduced congestion and line losses and greater access to lower cost power. Bottom line, customers in southeast Texas will see more reliable and lower cost electricity.

Customers’ Rates are Protected

While it’s true that ITC can earn a higher return on invested capital than Entergy—a difference that flows through to customers—under the Entergy-ITC proposal, however, bill credits will offset these “rate effects” until the benefits of ITC’s ownership are demonstrated to offset such costs. Entergy and ITC will provide $90 million in bill credits to customers. And, more bill credits are promised to continue until measured benefits offset costs, as determined by an independent auditor.  This rate protection plan addresses many of the issues raised by the recent administrative law judges’ recommendation, namely assurance that benefits must be demonstrated to offset the rate effects before the bill credits expire.

By Building on the MISO Membership, Delivered Cost of Energy to Customers in Southeast Texas Will Decrease

Entergy Texas’ joining the Midcontinent Independent System Operator (a regional transmission organization or RTO) is projected to save Texas customers up to $225 million in the first decade alone. The ITC transaction offers even more, though. Because an expert, independent transmission owner like ITC leverages the benefits of an RTO by reducing congestion, adding capacity, and opening access to generation and planning with a super-regional view. All of this contributes to lowering the delivered cost of energy to customers in southeast Texas.

Stronger Companies Make Stronger Communities: Jobs, Economic Development and Community Involvement for Texas

Every community benefits when strong and capable companies serve its citizens. That’s the case here. Once the transaction is completed, Entergy Texas will be better able to finance improvements in its generation and distribution system. And ITC is committed to investing hundreds of millions of dollars in transmission improvements that are expected to benefit Texas customers. Such investments help to stimulate jobs and economic activity, and will ultimately facilitate efforts to bring new businesses, investment and jobs to the state. Further, ITC will staff a local representative, maintain a Texas facility, hire local vendors and invest its philanthropic and community support right here in Texas That creates incremental economic development that will make Southeast Texas even stronger.

Local Regulators Retain Influence and Oversight

The Public Utility Commission of Texas will continue to have an important role in transmission matters, including the opportunity for PUCT to influence and shape ITC’s capital planning, and to review information about new investments and construction planned by ITC. So, state influence and oversight will continue under the new business model.

ITC is a financially strong utility, a recognized leader in the industry and a proven corporate citizen. ITC is ready, willing and able to make significant investments in the energy infrastructure of our region—and ITC’s ownership of transmission will enable Entergy Texas to focus its expertise and investment on generation and distribution. The Entergy-ITC transaction is good for Texas, and good for Texans. We are advocating strongly for it, and we hope you will, too.

Addressing Stakeholders’ Concerns

The table below outlines key elements of the settlement offer made in the PUCT docket by Entergy Texas and ITC Holdings Corp. to address concerns raised by parties to the case.

Offer Element	Features and Benefits of the Proposal
Rate protection plan

•                  Entergy Texas and ITC will provide bill credits that protect customers from  bill increases attributable to the difference in weighted average cost of capital between Entergy Texas and ITC

•                  A rate protection plan will remain in place until offsetting benefits are demonstrated by an independent evaluator using a commission-approved methodology

•                  Bill credits will total more than $90 million in the first five years based on estimates

Review of benefits by third-party evaluator

•                  ITC ownership will be subjected to a “benefits test” designed to measure reliability and economic benefits

•                  An independent third-party evaluator approved by the ERSC will complete the analysis using the approved methodology

•                  A rate protection plan will stay in place until quantified benefits address 90% of effects due to difference in weighted average cost of capital

•                  Difficult-to-quantify benefits are real and have been assigned a small percentage (10%) value in the benefits test methodology

•                  Benefits test will focus on measuring demonstrated economic and performance benefits achieved under ITC-executed construction plan

Assurances regarding FERC-ordered rate constructs

•                  If FERC orders any changes in the rate formula or rate construct for ITC, rate protection will be adjusted to compensate for that change

•                  The plan is conditioned on Entergy’s regulators not challenging rates approved by FERC for ITC during the initial five-year period

•                  During the transition period, ITC will not seek a return on equity higher than the 12.38% currently approved for transmission owners in MISO

Transmission system performance

•                  Vegetation management plans will be filed with retail regulators

•                  Storm restoration plans will be filed with retail regulators

•                  Storm hardening plans will be filed with retail regulators

•                  Entergy Texas and ITC will conduct at least annual joint storm drills

•                  Within one year of closing, ITC will submit to PUCT a system improvement plan for the transmission system formerly owned by Entergy Texas, including a study of congestion on the system and projects to mitigate congestion

Jurisdiction and authority of retail regulators

•                  ITC has committed to operating in full compliance with all regulatory requirements; it will open its books and records to regulators and will not transfer transmission assets in Texas without PUCT approval

•                  ITC will staff a representative in Texas and respond in a timely manner to information requests

•                  ITC will solicit input from PUCT regarding transmission projects and recognizes PUCT’s certification and siting authority for transmission

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction and (5) exceeding the expected costs of the transaction (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ITC Forward-Looking Information

This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly

Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A)  failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.  Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.